Exhibit (a)(5)(v)

BERETTA HOLDING S.A. ANNOUNCES PRELIMINARY RESULTS OF CASH TENDER OFFER FOR SHARES OF STURM, RUGER & COMPANY, INC.

LUXEMBOURG – October 16, 2026 - Beretta Holding S.A. (“Beretta Holding”) announced today the preliminary results of its cash tender offer to purchase up to 2,400,184 of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Sturm, Ruger & Company, Inc. (NYSE: RGR) (“Ruger”) at a price of $44.80 per share in cash (the “Tender Offer”). The Tender Offer expired at one minute following 11:59 p.m., New York City time, on Thursday, October 15, 2026.

Based on a preliminary count by the depositary for the Tender Offer, a total of 3,589,647 Shares were validly tendered and not properly withdrawn, excluding 2,652,256 Shares tendered by notice of guaranteed delivery.

Because the Tender Offer was oversubscribed, the number of Shares that Beretta Holding will purchase from each tendering stockholder will be prorated to limit the aggregate purchase to 2,400,184 Shares. Based on the preliminary information provided by the depositary, and including all Shares tendered by notice of guaranteed delivery, Beretta Holding estimates that the proration factor for the Tender Offer will be approximately 38.45%.

The proration factor is based on the depositary’s preliminary count and the assumption that all Shares tendered by notice of guaranteed delivery will be delivered within the required one-trading-day period, and is subject to confirmation by the depositary. The final proration factor will be announced following the expiration of the guaranteed delivery period and completion by the depositary of its confirmation process. Payment for Shares accepted for purchase under the Tender Offer, and the return of all other Shares tendered and not purchased, will occur promptly following determination of the final proration factor.

Pietro Gussalli Beretta, Chairman and CEO of Beretta Holding, stated, “This investment represents a significant milestone for Beretta Holding. It marks our first participation in a publicly listed company and opens a new chapter in our development as a long-term investor in the U.S. capital markets. Our cooperation with Ruger expands our position in the United States, our largest market, while creating new opportunities to expand Ruger’s presence internationally.”

Saratoga Proxy Consulting LLC is the Information Agent for the Tender Offer, and any questions or requests for assistance with respect to the Tender Offer may be directed to Saratoga Proxy Consulting LLC.

Forward-Looking Statements

This press release may contain certain “forward-looking statements,” many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Beretta Holding. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to the number of Shares to be purchased in the Tender Offer, the proration factor and other risks and uncertainties discussed in the Tender Offer documents filed by Beretta Holding and the Solicitation/Recommendation Statement filed by Ruger. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.